

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 12, 2009

Via Facsimile and U.S. Mail

Mr. R. Anthony Dalzell
 Chief Financial Officer
B+H OCEAN CARRIERS LTD.
3rd Floor, Par La Ville Place
14 Par La Ville Road
Hamilton HM 08, Bermuda

>   **Re: B+H Ocean Carriers Ltd.**
>   **Form 20-F for the year ended December 31, 2008**
>   **File No. 1-09987**

Dear Mr. Dalzell:

    We have completed our review of your Form 20-F and have no further comments at this time.

                                    Sincerely,

                                    David R. Humphrey
                                    Branch Chief